UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 27, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, an offer to sell, or a solicitation of an offer to sell, the Bonds. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder. Such prospectus will contain detailed information about the Company and management, as well as financial statements. No public offering of securities is to be made by the Company in the United States.

FINAL RESULTS OF OFFER TO REPURCHASE FOR CASH
AND CONSENT SOLICITATION

BY

EASTERN AIR OVERSEAS (HONG KONG) CORPORATION LIMITED
(THE “COMPANY”)

(incorporated in Hong Kong with limited liability)

RELATING TO ANY AND ALL OF ITS CNY3,300,000,000 4.8%
GUARANTEED BONDS DUE 2017

(Stock code: 85953)

(THE “BONDS”)

Unconditionally and Irrevocably Guaranteed by

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company announces the final results of the Offer and the Consent Solicitation.

The Company hereby announces that at the adjourned Bondholders’ Meeting (the “Adjourned Meeting”) on 27 April 2016, the Extraordinary Resolution was duly passed. Accordingly, the Supplemental Trust Deed was executed on 27 April 2016 and the amendments referred to in the Extraordinary Resolution and set out in the Supplemental Trust Deed have become effective.

In addition, following the expiration of the Offer at 17:00 hours (Hong Kong time) on 22 April 2016, the Company hereby announces that:

(i) it will accept valid tenders of Bonds pursuant to the Offer and the Acceptance Amount is CNY1,718,730,000; and

(ii) the Purchase Price is CNY10,025 per CNY10,000 in principal amount of the Bonds and the Company will accept Tender Instructions validly submitted at Offer Prices equal to or below the Purchase Price or pursuant to Non-Competitive Offers, in each case, in full without pro-ration.

The Company will pay the Consent Fee to Holders of Record who have validly submitted instructions in favour of the Consent Solicitation (whether in the form of a Tender Instruction or a Consent Instruction) on the Settlement Date which is expected to be 29 April 2016. In addition, payment of the Purchase Consideration and the Accrued Interest Payment in respect of Bonds that have been accepted for purchase pursuant to the Offer will be made on the Settlement Date.

The Company has further in accordance with the Supplemental Trust Deed given an Optional Redemption Notice to Bondholders holding the Outstanding Bonds on 27 April 2016. The Company is expected to redeem all Outstanding Bonds on the Optional Redemption Date.

RESULTS OF THE OFFER AND CONSENT SOLICITATION

Reference is made to the announcement of the Company dated 18 March 2016 in relation to the Offer and the Consent Solicitation, the supplementary announcement of the Company in relation to amendments to the Offer and Consent Solicitation dated 1 April 2016, and the announcement of the Company in relation to the extension of the Offer and Consent Solicitation dated 14 April 2016 (the “Announcements”). Capitalised terms not otherwise defined herein shall have the same meanings given to them in the Announcements.

The Company announces the final results of the Offer and the Consent Solicitation.

The Company hereby announces that at the adjourned Bondholders’ Meeting (the “Adjourned Meeting”) convened by the Notice of Adjourned Meeting and held at Linklaters, 10th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong at 10:00 hours (Hong Kong time) on 27 April 2016, the Extraordinary Resolution was duly passed. Accordingly, the Supplemental Trust Deed was executed on 27 April 2016 following the Adjourned Meeting and the amendments referred to in the Extraordinary Resolution and set out in the Supplemental Trust Deed (including, among other things, the Proposed Modification) have become effective as of 27 April 2016.

In addition, following the expiration of the Offer at 17:00 hours (Hong Kong time) on 22 April 2016, the Company hereby announces that:

(i)	it will accept valid tenders of Bonds pursuant to the Offer and the Acceptance Amount is CNY1,718,730,000; and

(ii)	the Purchase Price is CNY10,025 per CNY10,000 in principal amount of the Bonds and the Company will accept Tender Instructions validly submitted at Offer Prices equal to or below the Purchase Price or pursuant to Non-Competitive Offers, in each case, in full without pro-ration.

The Company will pay the Consent Fee to Holders of Record who have validly submitted instructions in favour of the Consent Solicitation (whether in the form of a Tender Instruction or a Consent Instruction) on the Settlement Date which is expected to be 29 April 2016. In addition, payment of the Purchase Consideration and the Accrued Interest Payment in respect of Bonds that have been accepted for purchase pursuant to the Offer will be made on the Settlement Date.

For the avoidance of doubt:

(i)	Bonds which have been accepted for purchase pursuant to the Offer will be transferred from the Escrow Account to the Company on the Settlement Date and cancelled in accordance with the Conditions;

(ii)	Bonds the subject of Non-Accepted Tenders will be returned from the Escrow Account to the relevant Holder of Record as soon as reasonably practicable after the Settlement Date (following and subject to receipt of matching instructions from the relevant Holder of Record through the CMU system); and

(iii)	Bonds the subject of Consent Instructions and which, for the avoidance of doubt, are not the subject of Tender Instructions, will be returned from the Escrow Account to the relevant Holder of Record as soon as reasonably practicable after the Settlement Date (following and subject to receipt of matching instructions from the relevant Holder of Record).

OPTIONAL REDEMPTION

Bonds that are not tendered and accepted for purchase pursuant to the Offer will remain outstanding (the “Outstanding Bonds”). However, the Company has given notice (the “Optional Redemption Notice”) to Bondholders of the redemption of the Outstanding Bonds in accordance with the terms and conditions of the Bonds (as amended by the Supplemental Trust Deed) (the “Conditions”) on 27 April 2016. The Company is expected to redeem all Outstanding Bonds on 6 May 2016 (the “Optional Redemption Date”).

FORWARD LOOKING STATEMENTS

Forward-looking statements in this announcement, including those statements relating to the Offer, are based on current expectations, assumptions, estimates and projects about the Company, the Guarantor and the industry. These statements are not guarantees of future performance, and that the Company’s and the Guarantor’s actual results of operations, financial condition and liquidity, and the development of the industry in which the Company and the Guarantor operate may differ materially from those made in, or suggested by, the forward-looking statements in this announcement. Future events and results involve risks, uncertainties and assumptions that are difficult to predict. Important factors that could cause those differences include, but are not limited to, changes in the competitive environment and regulatory environment of the airline industry globally, changes in the business and financial condition of the Company and the Guarantor and their affiliates, and changes in the general economic trend.

Investors and potential investors are advised to exercise caution when dealing in the securities of the Company and the Guarantor.

Hong Kong, 27 April 2016

As at the date of this announcement, the directors of Eastern Air Overseas (Hong Kong) Corporation Limited are Wu Yongliang, Wu Zhiwei, Guo Lijun, Yuan Jun, and Jin Yunqiu.

As at the date of this announcement, the directors of China Eastern Airlines Corporation Limited are:

Liu Shaoyong	Chairman
Ma Xulun	Vice Chairman, President
Xu Zhao	Director
Gu Jiadan	Director
Li Yangmin	Director, Vice President
Tang Bing	Director, Vice President
Tian Liuwen	Director, Vice President
Ji Weidong	Independent non-executive Director
Li Ruoshan	Independent non-executive Director
Ma Weihua	Independent non-executive Director
Shao Ruiqing	Independent non-executive Director

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